Exhibit 99.1

eHi Car Services Announces Results of 2017 Annual General Meeting

SHANGHAI, January 2, 2018 – eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services provider in China, today announced the resolutions adopted at its annual general meeting of shareholders held in Shanghai, China on December 28, 2017.

At the meeting, eHi’s shareholders (i) approved the re-election of Mr. David Jian Sun as a director of the Company; (ii) approved the re-election of Mr. Ronald Meyers as a director of the Company; (iii) approved the re-election of Mr. Gang Chen as a director of the Company; and (iv) approved the appointment of PricewaterhouseCoopers Zhong Tian LLP as the independent auditor of the Company for the fiscal year ending December 31, 2017.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company's mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China's fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

For investor and media inquiries, please contact:

In China:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8830

E-Mail: ir@ehic.com.cn

In the United States:

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-Mail: ehi@thepiacentegroup.com